SEED EQUITY PROPERTIES, LLC

1660 S. Albion St., Suite 321
Denver, CO 80222
Ph: 303-848-8312
Fax: 303-957-5704
Email: nora.nye@budeq.com

February 9, 2019

Via electronic mail and EDGAR: MartinE@sec.gov

Ms. Erin E. Martin Legal Branch Chief
1.S. Securities & Exchange Commission
Division of Corporation Finance - Office of Real Estate and Commodities 100 F Street, NE
Washington, D.C. 20549

Re: Seed Equity Properties LLC
    Amendment No. 2
    Draft Offering Statement on Form 1-A Submitted December 26, 2018
    CIK No. 0001743305

Dear Ms. Martin:

This letter is submitted on behalf of Seed Equity Properties, LLC (the "Company") in response to comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter dated February 7, 2019 (the "Comment Letter") with respect to the Company's second amended draft Offering Statement on Form 1-A (CIK No. 0001743305) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on December 26, 2018, relating to the Company's offering of up to $50,000,000 in common shares (the "Offering Statement"). The responses provided are based upon information gathered by the Company. The Company is concurrently submitting for non-public review Amendment No. 3 to the draft Offering Statement (the "Amended Offering Circular"), which includes changes in response to the Staff's comments.
We have enclosed with this letter a copy of the Amended Offering Circular that was submitted today by the Company via electronic mail and EDGAR, reflecting all changes to the Offering Statement.

For your convenience, the Staff's numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Second Amended Offering Statement, and page references in the responses refer to the Amended Offering Circular. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Circular.

General

1. We note your response to comment 1 and we reissue it. Please supplementally provide us with a more fulsome discussion and analysis of how you specifically intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. In addition, please provide us with an organizational chart that depicts the various subsidiaries you reference in your discussion.

Response to Comment No. 1

In response to the Staff's comment, the Company has revised its Offering Circular to disclose additional information on the nature of the Company's business and that the Company will maintain an exemption from registration under the Investment Company Act of 1940, as amended. We have not included an organizational chart since we do not currently own any subsidiaries and have updated the Amended Offering Circular to reflect that we do not currently own such subsidiaries. See pages 6-8 of the Amended Offering Circular.

2. We note your response to comment 2 that the Manager is in the process of consulting with appropriate advisors and investigating the steps necessary to register the Manager as a Registered Investment Advisor, and that you anticipate completing the registration documents and process on or before March 31, 2019. Please revise your disclosure accordingly. If you have determined not to proceed with registration, please provide us with your detailed legal analysis as to why the Manger should not seek registration.

Response to Comment No. 2

The Manager is in the process of consulting with appropriate advisors and investigating the steps necessary to register the Manager as a Registered Investment Advisor. We anticipate completing the registration documents and process on or before April 30, 2019. Such language regarding the registration has been included in the Amended Offering Circular. See page 8 of the Amended Offering Circular.

3. Please include a risk factor that identifies the risk associated with operating your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940 and potential risks associated with the possibility that you could fail to maintain such exemption.

Response to Comment No. 3

Our Amended Offering Circular has been updated with a risk factor that identifies the risk associated with operating our business in a manner that will permit us to maintain an exemption from registration under the Investment Company Act of 1940 and potential risks associated with the possibility that we could fail to maintain such exemption. See page 25-26 of the Amended Offering Circular.

4. We note your revised disclosure in response to comment 9 that the Board of Directors of Budding Equity Management, Inc. are the natural persons with dispositive control of the Class A Units held by Budding Equity Management, Inc. Please revise your disclosure to identify the members of Budding Equity Management's board of directors.

Response to Comment No. 4

In response to Item 4, we have modified the Amended Offering Circular to identify the names of the natural persons with voting/dispositive control over the Class A Units held by Budding Equity Management, Inc. See Footnote 3 on page 52 of the Amended Offering Circular.

Finally, please note that all deadline dates in the Amended Offering Circular have been modified due to the delays experienced as a result of the recent shutdown of the federal government and in anticipation of a threat of another potential federal government shutdown. Thank you.

Dated: February 9, 2019
SEED EQUITY PROPERTIES, LLC
By its Manager,
Budding Equity Management, Inc., A Colorado Corporation
By: /s/N. Nora Nye
N. Nora Nye, President & CEO
NNN:ms Enclosures